Exhibit 99.1

Lentuo Announces Joint Venture with Fortune Global 500 Company Based in Asia

BEIJING, Oct. 22, 2012 /PRNewswire/ — Lentuo International Inc. (NYSE: LAS, “Lentuo” or the “Company”), a leading non-state-owned automobile retailer in Beijing, China, today announced that it has signed a joint venture (“JV”) agreement with a Fortune Global 500 company based in Asia (the “JV Partner”). The agreement will be effective upon government approval. Under the terms of the agreement, Lentuo and the JV Partner will jointly operate Beijing Lentuo Autong Automobile Trading Co. Ltd. (“AT”) to expand sales and services in the high-end car segment in China.

The JV will focus on the expansion of AT’s high-end 4S dealerships across China, starting with the new South Beijing Audi 4S dealership that the Company announced on July 23, 2012. The JV will scale up its higher margin repair and maintenance services.

The JV Partner will invest RMB300 million and take a 40% stake in the JV. With extensive experience in operating and investing in high-end car dealerships across Asia, the JV Partner will also act as a strategic investor to help strengthen AT’s management and business operations over the long run.

“We are very pleased and honored that a company with such a global know-how, recognition and reputation has agreed to partner with Lentuo in the China auto market,” stated Mr. Hetong Guo, Founder and Chairman of Lentuo. “As we expand our premium car business, we particularly value the extensive experience that they have acquired in this field over several decades of highly successful operations in Asia. We welcome the opportunity to leverage their strategic and operational knowledge to seize future opportunities for sustainable, long-term growth in order to increase shareholder value.”

“We believe that this strategic partnership, together with the recently announced strategic agreements with First Automobile Finance and its two subsidiaries, places Lentuo in a unique position and provides ample financial resources to capitalize on the growing demand for premium cars as standards of living continue to rise in the largest auto market in the world,” concluded Mr. Guo.

About Lentuo International Inc.

Lentuo is a leading non-state-owned automobile retailer operating 11 franchise dealerships, ten automobile showrooms, one automobile repair shop, and one car leasing company in Beijing and a number of other cities in China.

Safe Harbor Statement

This press release contains forward-looking statements.  These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “going forward,” “outlook” and similar statements.  Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements.  Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For more information, please contact:

Ms. Jennifer Chen CFO Lentuo International Inc. Email: chenjianping@lentuo.net

Christensen Mr. Christian Arnell Telephone +86 10 5826 4939 in Beijing Email: carnell@christensenir.com

Ms. Linda Bergkamp Phone:  +1-480-614-3004 (U.S.A.) Email: lbergkamp@christensenir.com